UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                              Hexcel Corporation
                           -------------------------

                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                           -------------------------

                        (Title of Class of Securities)

                                  428290 10 0
                                  ----------
                                (CUSIP Number)

          Oliver Strub, Esq.                     John J. McGraw, Esq.
Ciba Specialty Chemicals Holding Inc.    Ciba Specialty Chemicals Corporation
    Ciba Specialty Chemicals Inc.                    P.O. Box 2005
          Klybeckstrasse 141                     560 White Plains Road
           CH - 4002, Basel                    Tarrytown, New York 10591
             Switzerland                            (914) 785-2000
            41-61-696-3415

             -----------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized
                    to Receive Notices and Communications)

                                With a copy to:

                            Philip A. Gelston, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue

                           New York, New York 10019
                           -------------------------

                               October 11, 2000

                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     This Amendment No. 4 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 4, 1995, as amended by Amendment No. 1 thereto filed on March 8, 1996, Amendment No. 2 thereto filed on March 18, 1997 and Amendment No. 3 thereto filed on August 21, 2000 (collectively, the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended by adding the following language at the end of this item:

          On October 11, 2000, Ciba Specialty Chemicals Holding Inc. ("SCH"), Ciba Specialty Chemicals Inc. ("SCI"), Ciba Specialty Chemicals Corporation ("SCC" and, together with SCI, the "Sellers") and certain affiliates of GS Capital Partners 2000, L.P. (the "Purchasers") entered into a Stock Purchase Agreement pursuant to which the Sellers would sell to the Purchasers (the "Sale"), and the Purchasers would purchase from the Sellers, an aggregate of 14,525,000 shares of Common Stock for an aggregate price per share of $11.00, consisting of $8.50 per share in cash and $2.50 per share in notes, for an aggregate purchase price of $159,775,000.

          In connection with the Sale, (i) SCH and Hexcel Corporation ("Hexcel") entered into a Consent and Termination Agreement dated as of October 11, 2000, (ii) the Purchasers entered into an agreement with Hexcel dated as of October 11, 2000 and (iii) the Purchasers and Hexcel will enter into a registration rights agreement at the closing of the Sale.

          SCH continues to explore its options for the sale of its remaining interest in Hexcel

Item 7.   Material To be Filed as Exhibits.

     1. Stock Purchase Agreement dated as of October 11, 2000, among LXH, L.L.C., LXH II, L.L.C., SCH and the Sellers.

     2. Consent and Termination Agreement dated as of October 11, 2000, between Hexcel Corporation and SCH.

     3. Agreement dated as of October 11, 2000, among Hexcel Corporation, LXH, L.L.C. and LXH II, L.L.C.

     4. Form of Registration Rights Agreement to be entered into among Hexcel Corporation, LXH, L.L.C. and LXH II, L.L.C.

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 13, 2000


                                 CIBA SPECIALTY CHEMICALS HOLDING INC.,

by /s/ Steven Ballmer                by /s/ Peter Sidler
   ------------------------------       --------------------------
   Name:  Steven Ballmer                Name:  Peter Sidler
   Title: Senior Tax Counsel            Title: Senior Tax and Corporate Counsel


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 13, 2000


                                 CIBA SPECIALTY CHEMICALS INC.,

by /s/ Steven Ballmer                by /s/ Peter Sidler
   ------------------------------       --------------------------
   Name:  Steven Ballmer                Name:  Peter Sidler
   Title: Senior Tax Counsel            Title: Senior Tax and Corporate Counsel


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 13, 2000


                                 CIBA SPECIALTY CHEMICALS CORPORATION,

                                     by /s/ John J. McGraw
                                        --------------------------
                                        Name:  John J. McGraw
                                        Title: Vice President,
                                               General Counsel and Secretary

                               Index to Exhibits


  Exhibit No.                     Description                 Page

     1         Stock Purchase Agreement dated as of             *
               October 11, 2000, among LXH, L.L.C., LXH
               II, L.L.C., Ciba Specialty Chemicals
               Holding Inc., Ciba Specialty Chemicals
               Inc. and Ciba Specialty Chemicals
               Corporation.

     2         Consent and Termination Agreement dated          *
               as of October 11, 2000, between Hexcel
               Corporation and Ciba Specialty Chemicals
               Holding Inc.

     3         Agreement dated as of October 11, 2000,          *
               among Hexcel Corporation, LXH, L.L.C.
               and LXH II, L.L.C.

     4         Form of Registration Rights Agreement to         *
               be entered into among Hexcel
               Corporation, LXH, L.L.C. and LXH II,
               L.L.C.